

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2020

Jose Rafael Fernandez
President and Chief Executive Officer
OFG BANCORP
254 Munoz Rivera Avenue
San Juan, Puerto Rico 00918

> **Re: OFG BANCORP**
> **Form 10-K for the Fiscal Period ending December 31, 2019**
> **Filed March 3, 2020**
> **Form 10-Q for the Quarterly Period ending September 30, 2020**
> **Filed November 6, 2020**
> **Form 8-K**
> **Filed October 23, 2020**
> **File No. 001-12647**

Dear Mr. Fernandez:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal period ending December 31, 2019

Business
Loan Underwriting, page 1

1.   You disclose that commercial loans bear interest rates that float with the prime rate, Libor, or another established index. Please disclose in future filings, your *Libor* exposure and the potential impact to your financial statements from the expected discontinuation of *Libor*. Please also include a risk factor concerning your *Libor* exposure, as appropriate.

Financial Highlights
Year ended 2019, page 31

2.   We note that you disclose non-GAAP adjusted net income excluding the impact of "qualitative factors adjustment" as a result of sustained favorable macroeconomic conditions in Puerto Rico. It appears that this adjustment represents a tailored accounting principal prohibited by Rule 100(b) of Regulation G, as discussed in Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations (CD&Is). Please remove this adjustment from future filings. Alternatively, tell us how you comply with the guidance.

Form 10Q for the Quarterly Period Ending September 30, 2020

Note 5 - Loans, page 27

3.   We note that you classify certain loans as US Loan Program. Please clarify in future filings the basis for this classification, including customer and or loan characteristics as well as distinct credit quality features.

Form 8-K filed October 23, 2020

Table 8-3: Reconciliation of GAAP to Non-GAAP with adjustments to exclude the impact of significant events, page 15

4.   We note that you disclose non-GAAP adjusted net income including the impact of additional provision for credit losses due to Covid-19. Please tell us how you were able to differentiate between changes in expected credit losses directly related to Covid-19 and credit losses attributable to other market factors and conditions, including how this adjustment is calculated. In addition, tell us how you plan to report this adjustment going forward as the impact from macroeconomic conditions due to COVID subsides. Refer to Rule 100(b) of Regulation G, as discussed in Question 100.4 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations (CD&Is).

5.   We note that you disclose non-GAAP adjusted net income including the impact of Covid-19 expenses. Please tell us, and enhance future filings to describe the nature of these expenses and how you were able to determine they are incremental to your normal operations and nonrecurring. Refer to Rule 100(b) of Regulation G, as discussed in Question 100.1 of the Non-GAAP Financial Measures Compliance and Disclosures Interpretations (CD&Is).

Jose Rafael Fernandez
OFG BANCORP
December 7, 2020
Page 3

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance